Via Facsimile and U.S. Mail
Mail Stop 6010

March 2, 2006

Phillip K. Yachmetz
Senior Vice President – Corporate Strategy
& General Counsel
Savient Pharmaceuticals, Inc
One Tower Center, 14th Floor
East Brunswick, New Jersey 08816

Re: Savient Pharmaceuticals, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2004
         Filed March 31, 2005
         Form 10-K - Amendment 2 for Fiscal Year Ended December 31, 2004
         Filed January 19, 2006
         Form 10-Q for the quarter ended March 31, 2005
         Filed May 10, 2005
         Form 10-Q – Amendment 1 for the quarter ended March 31, 2005
         Filed January 25, 2006
         File No. 000-15313

Dear Mr. Yachmetz:

        We have reviewed your amended Form 10-K and Form 10-Q and your February 13, 2006 letter and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A (Amendment No. 2) – December 31, 2004

Critical Accounting Policies and the Use of Estimates – As Restated, page 46

Allowances for returns, page 46

1.   Refer to your response to comment one. We note that your discussion here refers us to the Schedule II – Valuations and Qualifying Accounts for the rollforward of this allowance. The rollforward provided there does not provide the level of detail previously requested in our letter dated September 20, 2005. Please provide to us in disclosure type format a revised discussion in MD&A that includes the greater level of detail requested in that letter. Specifically the rollforward should include a breakdown of the current year provision between sales made in the current period versus sales made in the prior periods and the actual returns between sales made in the current period versus sales made in prior periods. This request also includes your reference to the same disclosure related to your "Allowances for Medicaid and other government rebates."

Report of Independent Registered Public Accounting Firm, page 68

2.   Please explain to us why your accountants did not make reference to the restatement in their report. Refer to paragraph .06(a) of AU Section 561.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

        You may contact Jim Peklenk, Staff Accountant, at (202) 551-3661 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 or me, at (202) 551-3679, regarding any questions.

                                                Sincerely,

                                                Jim B. Rosenberg
                                                Senior Assistant Chief
                                                Accountant